UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: KKR US Direct Lending Fund-U

Address of Principal Business Office:

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone Number (including area code): (415) 315-3620

Name and Address of Agent for Service of Process:

Lori Hoffman, Esq.

KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

With Copies to:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes  ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the State of New York on the 13th day of October, 2023.

KKR US Direct Lending Fund-U

By:	/s/ Lori Hoffman
Lori Hoffman
General Counsel and Secretary

Attest:	/s/ Michael Nguyen
Michael Nguyen
Witness